Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

September 17, 2013

VIA EDGAR, ELECTRONIC MAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kimberly A. Browning

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) a revised draft of the Fund’s Valuation Procedures (the “Valuation Procedures”) attached hereto as Exhibit A, which the Fund will use to value its investments in order to determine the daily net asset value of its shares. An earlier draft of the Valuation Procedures was sent by correspondence to the Commission on June 24, 2013. We are delivering clean and marked courtesy copies of the Valuation Procedures to Kimberly A. Browning of the Commission.

Set forth below are the Fund’s responses to the Staff’s comments given by telephone conversations (the “Comments”) on September 4, 2013 with Kimberly A. Browning of the Commission and on September 9, 2013 with Kimberly A. Browning, Megan T. Monroe and Alan Dupski each of the Commission (the “Staff”). For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the marked copy of the Valuation Procedures. Defined terms used herein but not defined will have the meanings used in the Valuation Procedures.

1.	Comment: The specific roles and responsibilities of the Valuation Committee, the Fund Accountant and the Investment Adviser (including its Portfolio Managers and the IA Accounting Group) are not clear in the current draft. Please be more concise and clear about the actual responsibilities and roles attributed to each specific person, group or committee.

Response: We have revised the Valuation Procedures throughout in accordance with the Staff’s comment.

2.	Comment: Please revise the disclosure to make clear that the Valuation Committee is not the same entity as the Board.

Response: We have revised page 1 of the Valuation Procedures in accordance with the Staff’s comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

September 12, 2013

3.	Comment: Beginning at the bottom of page 1 of the Valuation Procedures, disclosure indicates that the Investment Adviser develops the Fund’s valuation policies and procedures. Valuation policies and procedures should be developed and approved by the Board. Please revise accordingly.

Response: We have revised page 2 of the Valuation Procedures in accordance with the Staff’s comment.

4.	Comment: Please eliminate open-ended terms such as “inter alia”. Protocols should be specific.

Response: We have revised the Valuation Procedures throughout in accordance with the Staff’s comment.

5.	Comment: There are references in the Valuation Procedures to independent, third-party pricing sources. Please clarify whether the Fund will actually use such sources. If not, please explain more clearly how the Investment Adviser will source pricing information.

Response: We have revised the Valuation Procedures throughout in accordance with the Staff’s comment.

6.	Comment: In Section II.B. delete the first clause of the sentence beginning “Depending on the Investment being valued…” The maintenance of records should not depend on the Investment being valued.

Response: We have revised page 2 of the Valuation Procedures in accordance with the Staff’s comment.

7.	Comment: Throughout the Valuation Procedures, please clarify which party is responsible for maintaining records.

Response: We have revised the Valuation Procedures throughout in accordance with the Staff’s comment.

8.	Comment: Please specify how often “periodic” reports are provided and by whom. Please be more specific about what these reports will entail. Are these “periodic” reports different than the “pricing reports” referred to in Section II.B.2? If so, please specify the differences.

Response: We have revised the Valuation Procedures throughout, but particularly in Section VI, in accordance with the Staff’s comment.

9.	Comment: In Section II.B.2, disclosure states that IA Accounting will “Prepare[] price tolerance reports based on indices…”. Please specify which indices are intended, how they are used and for what purpose.

Response: We have deleted references on page 3 of the Valuation Procedures to price tolerance reports based on indices.

September 12, 2013

10.	Comment: References to “predetermined thresholds” and “obvious price differences” should be defined or quantified throughout the Valuation Procedures.

Response: We have deleted the reference to “obvious price differences”. With respect to sections of the Valuation Procedures that previously referred to “predetermined thresholds”, these thresholds cannot be established until the Fund commences operations and will (a) be developed based on the composition of the Fund’s portfolio as it begins to acquire Investments and (b) reflect current market developments affecting the trading in these types of securities.

11.	Comment: Please replace the term “Appraisal” with another synonym. “Appraisal” is used more frequently as a term of art in real estate transactions and could cause confusion.

Response: We have revised the Valuation Procedures throughout in accordance with the Staff’s comment to change such references from “Appraisals” to “Value Determinations”.

12.	Comment: In Section IV.A, the disclosure states that the Valuation Committee will determine the frequency at which value determinations should be reviewed. Please specify this frequency and clarify if this review is separate from the review of such value determinations by the entire Board.

Response: We have revised the Valuation Procedures throughout in accordance with the Staff’s comment to clarify that all valuation determinations are reviewed at a meeting of the Valuation Committee held monthly and in advance of the scheduled quarterly meeting of the Board (or more frequently if necessary) and that the Board will review all such determinations on a quarterly basis (or more frequently if necessary). We have also clarified in our revision that meetings of the Valuation Committee can be called at any time at the request of any one member of the Committee or the head of IA Accounting.

13.	Comment: In Section IV.B.2.b, bullet 5, you refer to “indices that previously were highly correlated with the Fair Value of an Investment”. Please identify the relevant indices and the security type.

Response: We have revised page 7 of the Valuation Procedures to clarify that any indices used by IA Accounting will be pre-approved by the Valuation Committee. However, these indices cannot be identified until the Fund commences operations. Such indices will be identified and selected based on the composition of the Fund’s portfolio as it begins to acquire Investments.

14.	Comment: In Section IV.B.4.c., bullet 4, please clarify what is meant by “constancy of market participants in trading on the Investment”.

Response: We have revised page 7 of the Valuation Procedures in accordance with the Staff’s comment.

September 12, 2013

15.	Comment: In Section IV.B.7., when you disclose that “Data may include […] investments…”, what does “investments” mean?

Response: We have revised page 11 of the Valuation Procedures to clarify that these data may include recent investments by third parties in the issuer of an Investment security.

16.	Comment: In Section IV.B.8.a., in describing the individuals that may perform Internal Appraisals, who are the “other individuals with sufficient knowledge and experience in valuations”? In addition, in Section IV.B.8.a.i., you disclose that “Third Party Appraisals generally are given priority over Internal Appraisals due to the independence of a third party appraiser.” Why is the independence of the third party appraiser assumed?

Response: With respect to the Staff’s first comment, we have revised page 13 to delete the reference to “other individuals with sufficient knowledge and experience in valuations.” With respect to the Staff’s second comment, we respectfully point the Staff’s attention to the definition of “Third Party Value Determinations” on page 13 of the revised Valuation Procedures, which definition indicates that all such Third Party Value Determinations will be prepared by independent third parties. In order to further clarify this definition, we have added a parenthetical on page 13 of the Valuation Procedures.

17.	Comment: In Section IV.B.8.b, you disclose that “a change in a valuation technique or its application […] is appropriate if the change results in a measurement that is equally or more representative of Fair Value in the circumstances.” What is the timing of this measurement of whether the result would be “equally or more representative” of Fair Value?

Response: We have revised page 14 of the Valuation Procedures to clarify that Fair Value determinations are made on a daily basis.

18.	Comment: In Section IV.B.9, the step in the Level 3 valuation protocol asks “Has it been more than 90 days since the last determination of Fair Value?” This may be confusing and leads a reader to believe that a Fair Value determination has not been made for 90 days (rather than daily, as necessary). Please revise to more clearly indicate that that this step would be applicable to an evaluator if a Fair Value determination has been impossible to make using the previous steps of the protocol for at least 90 days.

Response: We have revised page 14 of the Valuation Procedures in accordance with the Staff’s comment.

19.	Comment: Please clarify the second paragraph of Section V.

Response: We have revised pages 14 and 15 of the Valuation Procedures in accordance with the Staff’s comment.

September 12, 2013

20.	Comment: In Section VI.A.1., please clarify what is intended to be meant by “previously established Fair Value”. Is this intended to mean the most recent Fair Value, or any previous Fair Value?

Response: We have revised page 15 of the Valuation Procedures in accordance with the Staff’s comment.

21.	Comment: In Appendix A, first paragraph, you disclose that the factors listed in Appendix A should be evaluated “… in the review by the Valuation Committee, the Board or others of Fair Value conclusions” [emphasis added]. Who are these “others”? Please clarify or delete.

Response: We have revised page 18 of the Valuation Procedures in accordance with the Staff’s comment.

22.	Comment: In Appendix A, under the heading “Other Common Valuation Methods”, the reference to Enterprise Value is too vague. Please expand the description and indicate that these methods will be used based on facts and circumstances of each Investment, and clarify who makes such determination.

Response: We have revised page 18 of the Valuation Procedures in accordance with the Staff’s comment.

23.	Comment: In Appendix B, Item 2, please clarify on what the decision to use a Level 3 Value Determination is based.

Response: We have revised page 21 of the Valuation Procedures in accordance with the Staff’s comment.

24.	Comment: With respect to Appendix B, Item 6, is any party approving Fair Values on a daily basis other than the Investment Adviser? Could this procedure give rise to manipulation of Fair Values?

Response: While no other party is approving Fair Values on a daily basis other than the IA Accounting group of the Investment Adviser, we believe that the Valuation Procedures are structured in a way so as to prevent manipulation of Fair Values. As disclosed in the Valuation Procedures, Fair Value determinations are reviewed by the Valuation Committee on a monthly basis (or more often as the members of the Valuation Committee deem necessary) and by the Board on quarterly basis (or more often as the members of the Board deem necessary). In addition, IA Accounting has an obligation under the Valuation Procedures to issue reports to the Valuation Committee as issues with the valuation process occur.

25.	Comment: Is Appendix B, Item 9 still true even for securities evaluated using Level 3 protocols?

Response: The Valuation Determination Documentation Process set forth on Appendix B applies only to Level 3 protocols. We have revised page 22 of the Valuation Procedures to clarify this point.

September 12, 2013

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf

Daniel I. DeWolf

cc:	Securities and Exchange Commission (Kimberly A. Browning, Division of Investment Management)

SharesPost 100 Fund (Mr. Sven Weber)

EXHIBIT A

SharesPost 100 Fund

Valuation Procedures

I.	Introduction

The determination of accurate valuations of investment holdings is critical to the successful management and credible financial reporting of SharesPost 100 Fund (the “Fund”). These valuations underlie the Fund’s reporting on portfolio holdings as expressed in the daily determination of Net Asset Value (“NAV”), which determines transaction prices in the Fund. These valuations are also used in the calculation of portfolio returns, the determination of advisory fees and other purposes. As such, investment valuation relies on the accurate determination of the fair value (“Fair Value”) of each underlying investment (the “Investment”) in the portfolio. The Fund is committed to consistent execution of credible, well-documented valuation processes while upholding the standards of the SharesPost 100 Fund Code of Ethics, which is incorporated herein by reference.

II.	Roles and Responsibilities

A.	Board and Valuation Committee

The Board of Trustees of the Fund (the “Board”) has ultimate responsibility for determining the Fair Value of the Fund’s portfolio securities. The Board has established a separate committee thereof, the Valuation Committee, which consists of all trustees of the Fund who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (“1940 Act”)) (the “Independent Trustees”). The Valuation Committee oversees the implementation of these Valuation Procedures. No Valuation Committee member will have determining input regarding the value of any Investment whose performance is directly tied to their compensation. As necessary, the Valuation Committee may consult with representatives from the Fund’s outside legal counsel or other third-party consultants in their discussions and deliberations.

The Valuation Committee shall monitor the material aspects of these Valuation Procedures as adopted and revised from time to time by the Board, as well as the Fund’s compliance with respect to the valuation of its assets under the 1940 Act. The Valuation Committee will hold regular monthly meetings to discuss reports it has received from the Investment Adviser. These reports, and the timing of their delivery, are described in Section VI below.

As valuation issues arise, the Valuation Committee will be convened to consider all the appropriate factors relevant to establishing the Fair Value of an Investment. A meeting of the Valuation Committee for this purpose may be called by any member of the Valuation Committee or at the request of the head of the Investment Adviser’s internal accounting group (“IA Accounting”). All valuation determinations are reviewed at a meeting of the Valuation Committee held monthly and in advance of the scheduled quarterly meeting of the Board (or more frequently if necessary). Decisions of the Valuation Committee and the methodology employed to determine an Investment’s Fair Value will be documented by IA Accounting and retained as part of the Fund’s records.

1

B.	Investment Adviser

The Board has delegated the day-to-day responsibility for determining Fair Value to the Fund’s Investment Adviser (the “Investment Adviser”). The Investment Adviser shall make valuation determinations and act in accordance with these Valuation Procedures, as developed and approved by the Board, and in accordance with the 1940 Act. Within the Investment Adviser, IA Accounting is responsible for determining and documenting (1) whether market quotations are readily available for Investments; (2) the Fair Value of Investments for which market quotations are not readily available; (3) the Fair Value of any other assets or liabilities considered in the determination of the NAV. IA Accounting is responsible for maintaining records for each Investment, reflecting various significant positive or negative events in the fundamental financial and market information relating to each Investment that support or affect the Fair Value of the Investment.

IA Accounting will provide the Board and the Valuation Committee with periodic reports described in Section VI that discuss the functioning of the valuation process, and that identify issues and valuation problems that have arisen, if any, applicable to the respective period. On a quarterly basis (or more frequently if necessary), the Board will review and, if necessary, ratify or revise any Fair Value determinations made by the Investment Adviser in accordance with these Valuation Procedures.

1.	The portfolio managers of the Fund (the “Portfolio Managers”) are a valuable source of expertise regarding pricing matters, and are particularly important to the determination and documentation of Fair Value. Portfolio Managers provide input to IA Accounting to manage the Fair Value procedures and protocol. In addition, Portfolio Managers will be available to consult with IA Accounting in the event of a pricing issue and participate in the Valuation Committee’s and the Board’s respective deliberations.

2.	IA Accounting has responsibility for determining Fair Value and documenting adherence to the Fund’s valuation procedures. In this role, IA Accounting has responsibility for the research and verification of the pricing information received from the Portfolio Managers and from other sources as described in the protocols forming part of these Valuation Procedures, including trading data available through established trading platforms or otherwise reported, and data which is made publicly available concerning the Fund’s portfolio companies. IA Accounting performs the following valuation-related activities:

»	Collects pricing data;

»	Verifies and maintains documentation of the valuation protocol;

»	Prepares the reports for the Valuation Committee and the Board described in Section VI;

»	Researches and documents Investment Fair Value discrepancies identified and their resolution;

2

»	Maintains documentation with respect to all deliberations of the Valuation Committee.

Discrepancies identified and the resolution and verification steps taken by IA Accounting and/or the Valuation Committee shall be documented and retained as part of the Fund’s records.

C.	Fund Accounting

1.	Fund Accountant – UMB Fund Services, Inc. (“UMBFS” or the “Fund Accountant”) has been hired by the Fund to perform certain fund accounting services for the Fund under the 1940 Act. UMBFS is responsible for calculating the NAV per share of the Fund (each, a “Share”, and collectively, the “Shares”) utilizing Investment prices transmitted on a daily basis by IA Accounting to the Fund Accountant and making necessary accruals of assets and liabilities and expenses based upon data maintained by the Fund Accountant with input from IA Accounting.

The Fund Accountant plays no role in the determination of the Fair Value of Investments. It does, however, in the exercise of its normal quality control function, report to the Investment Adviser unusual variances from previously reported NAV calculations, which variances may be the result of errors in data transmission, issues with respect to the determination of Fair Value or other administrative or calculation errors. IA Accounting will research and document the resolution of any such reported variance.

2.	Determination of Net Asset Value – The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ (normally, 4:00 p.m., Eastern time). Each Share will be offered at NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. During the continuous offering, the price of the Shares will increase or decrease on a daily basis according to the NAV of the Shares. In computing NAV, Investments of the Fund are valued at their current Fair Value.

III.	Generally Accepted Accounting Principles

It is the policy of the Fund to determine the Fair Value of its investment holdings in a manner consistent with United States Generally Accepted Accounting Principles (“GAAP”). Under GAAP, the valuation of investment holdings is governed by Financial Accounting Standards Board (“FASB”) Accounting Standards Code, Section 820 “Fair Value Measurement” (“ASC 820”), which is incorporated herein by reference. Fair Value is defined by ASC 820 and for the purposes of these procedures as:

“The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

3

ASC 820 also defines a Fair Value hierarchy of inputs regarding valuation of assets and liabilities:

»	Level 1 inputs reflect unadjusted quoted prices in active national exchanges for identical investments.

»	Level 2 inputs reflect unadjusted quoted prices in active private exchanges or financing transactions for identical investments, quoted prices for similar investments in active markets, or quoted prices for identical or similar investments in markets that are not active.

»	Level 3 inputs reflect Unobservable Inputs (as defined below) for the Investment.

Consistent with this mandate and to the extent practicable, Investments will be priced based on actual market transactions and reflect Level 1 and Level 2 inputs as applicable and available. These observable independent valuation sources are strongly preferred, provided that they represent reasonable and reliable indications of Fair Value.

When reasonable and reliable observable independent valuation sources are not readily available or result in valuation indications which are not reflective of Fair Value, IA Accounting shall evaluate sufficient information to enable it to make a good faith determination that the valuation method based on Level 3 inputs results in Fair Value. IA Accounting shall consider the factors set forth in Appendix A.

Consistent with this hierarchy, IA Accounting will evaluate and consider relevant value determination methodologies in making a determination of the Fair Value of an Investment. Value determination methodologies will generally rely on a combination of inputs which are observable (“Observable Inputs”) and unobservable (“Unobservable Inputs”). In evaluating methodologies, IA Accounting will assess the relevance and reliability of Observable Inputs. Value determination methodologies utilizing largely Observable Inputs (which have been determined to be reasonable and reliable) will be given priority over methodologies utilizing largely Unobservable Inputs. Reasons for the non-utilization of Observable Inputs will be documented by IA Accounting in the Fund’s records.

a.	Observable Inputs

Observable Inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the Investment. The relevance of an Observable Input should be assessed based on the significance of any adjustments required to reflect differences in the characteristics of the Observable Input and the subject Investment. The reliability of an Observable Input should be assessed based on any limitations in the data underlying the Observable Input. Limitations include the frequency, timeliness and size of transactions, the nature of the parties involved in the transactions, variability in quotes (either over time or between sources) and the transparency of the information used to assess comparability.

4

b.	Unobservable Inputs

Unobservable Inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the Investment. Unobservable Inputs include various cash flow and/or earnings assumptions, discount rates to reflect Investment-specific risk and liquidity and market multiples. Fair Values approved by the Valuation Committee and the Board (any such approvals to occur as provided in Section IV.A. herein), particularly those based on value determinations reflecting Unobservable Inputs (each, a “Value Determination”), shall consider all known relevant Unobservable Inputs listed in Appendix A.

Adjustments to an Observable Input used by IA Accounting in the determination of the Fair Value of an Investment are generally based on Unobservable Inputs. The reliance on adjustments based on Unobservable Inputs will not override the use of reasonable and reliable Observable Inputs in a Value Determination methodology. Even when highly comparable securities cannot be identified, consideration of reasonably similar securities may provide insight into the Fair Value of an Investment. Data from comparable securities should be modified with appropriate discounts and/or premiums to reflect differences in marketability/liquidity, control, financial performance and prospects, investment type, rights and preferences, and any other relevant factors. Consideration of these factors should be identified the analysis. The selection of comparable securities and adjustments applied to such securities are inherently subjective. The Valuation Committee will evaluate whether the appropriate comparable securities and adjustments have been presented to the Valuation Committee by IA Accounting.

IV.	Procedures to Determine the Appropriate Fair Value Methodology

A.	General

The Fair Value of an Investment will be determined by IA Accounting using the Fair Value Procedures outlined below. If Level 1 inputs are available, IA Accounting will rely upon those Level 1 indications. If Level 1 inputs are unavailable but Level 2 inputs are available and reliable, IA Accounting will use those Level 2 indications. If both Level 1 and Level 2 inputs are either unavailable or unreliable, IA Accounting will use those Level 3 inputs.

As discussed in Section IV.B. below, there may be a variety of reasons why Level 2 inputs are available but do not provide reliable indications of Fair Value. If pricing is available but deemed by IA Accounting to be unreliable, the documentation regarding the rejection of the existing pricing information should include details of the quantitative and/or qualitative factors leading to rejection. Documentation may include a qualitative evaluation of the inappropriateness of the implied valuation at the indicated price as well as a quantitative evaluation of factors such as an unusually wide spread, unexplained dramatic recent price movement, the presence of a single quote or stale quotes.

5

Determining Fair Value involves subjective judgments, and it is possible that the Fair Value determined by IA Accounting for an Investment may differ materially from the value that could be realized upon the ultimate sale of the Investment. There is no single standard for determining Fair Value of an Investment. Rather, in determining the Fair Value of an Investment for which there are no readily available market quotations, IA Accounting may consider several factors, as outlined in these Valuation Procedures, including the valuation of the Investment as reflected by stock purchase contracts reported on the alternative trading system known as the SharesPost Trading Platform (to be renamed the NASDAQ Private Market) and other alternative trading systems, fundamental analytical data relating to the Investment, the nature and duration of any restriction on the disposition of the Investment, the cost of the Investment at the date of purchase, the liquidity of the market for the Investment, the price of such Investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the Investment to be valued in recent verifiable transactions, including private secondary transactions (including exchanges for the Fund Shares). Fair value prices are necessarily estimates, and there is no assurance that such a price will be at or close to the price at which the Investment is next quoted or next trades.

IA Accounting must provide the Valuation Committee and the Board with the Fair Value determinations, using appropriate methodologies as specified below, and a report or other documentation containing the information supporting the determinations. In addition, IA Accounting will provide the Board and the Valuation Committee with periodic reports described in Section VI that discuss the functioning of the valuation process, and that identify issues and valuation problems that have arisen, if any, applicable to the respective period. All valuation determinations are reviewed at a meeting of the Valuation Committee held monthly and in advance of the scheduled quarterly meeting of the full Board (or more frequently if necessary). Such review shall be documented by IA Accounting and records will be maintained thereof by IA Accounting. The Board will review and, if necessary, ratify or revise all such determinations on a quarterly basis (or more frequently if necessary).

B.	Protocol Sequence

The determination by the Investment Adviser, and specifically by IA Accounting, of the Fair Value of Investments as an input into the calculation of a daily NAV will be made in accordance with the following protocol.

1.	Level 1 Inputs: Has there been active public trading on a national exchange in the Investment?

a.	If no, proceed to 2.

b.	If yes, use that price.

2.	Level 2 Inputs: Has there been a trade in the investment on a private exchange or a financing transaction?

a.	If no, proceed to 3.

6

b.	If yes, was the transaction a reasonable and reliable Level 2 indication of Fair Value? Use the following considerations to assess whether a Level 2 indication is unreasonable or unreliable:

»	There are few recent transactions;

»	Price quotations are not developed using current information;

»	Price quotations vary substantially either over time or among exchanges or market makers;

»	Price quotations or changes in price quotations which were previously highly correlated Investment fundamentals have become demonstrably uncorrelated with Investment fundamentals;

»	Indices approved by the Valuation Committee that previously were highly correlated with the Fair Value of an Investment are demonstrably uncorrelated with recent indications of the Fair Value of an Investment;

»	Pricing data indicates there is a “thin” or “narrow” market for an Investment, such as, infrequent trades, a wide bid-ask spread or a significant increase in the bid-ask spread;

»	There is a significant decline in the activity of, or there is an absence of, a market an Investment;

»	Little information is publicly available (for example, for transactions that take place in a principal-to-principal market).

i.	If the trade was a reasonable and reliable Level 2 indication of Fair Value, use that price as Fair Value for the Investment.

ii.	If the trade was not a reasonable and reliable Level 2 indication of Fair Value, can reliable adjustments be determined to reflect differences between the traded security and the Investment?

1.	If no, document the rationale for exclusion of the trade from direct consideration and proceed to 3. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

2.	If yes, use that Level 2 indication as a basis for analysis of share price to determine the Fair Value of the Investment. Consider the following adjustment factors: differences in liquidity, rights, control, side agreements and investor specific attributes. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

7

3.	Level 2 Inputs: Has there been a trade in a related security or investment in the issuer which could be used as a basis to determine the Fair Value of the Investment?

a.	If no, proceed to 4.

b.	If yes, was the trade a reasonable and reliable Level 2 input? Use the same considerations as 2.b..

i.	If the trade was a reasonable and reliable Level 2 input, use this transaction as a basis to determine the Fair Value of the Investment. Consider the following factors: differences in liquidity, rights and preferences, control, side agreements and investor specific attributes. A waterfall analysis may be performed to infer the Fair Value of the Investment based on the value of the related security or investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If no, document the rationale for exclusion of the trade from direct consideration and proceed to 4. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

4.	Level 2 Inputs: Are there any bids for the Investment? In general, bids for the Investment are deemed to be more reliable than bids for related securities, unless there are documented reasons to believe otherwise.

a.	If no, proceed to 5.

b.	If yes, is there one bid or are there multiple bids?

c.	If there is one bid, is the bid a reasonable and reliable Level 2 indication of Fair Value? Use the following considerations to determine the reasonableness and reliability of a Level 2 input:

»	Size of bid;

»	Bid – Ask spread;

»	Spread to recent transactions;

»	Nature, activity level and sophistication of market participants in trading on the Investment;

»	Reputation of market participant and/or exchange; and

8

»	Corroboration or refutation by other previous bids by that or other market participants.

i.	If the bid provides a reasonable and reliable Level 2 indication of Fair Value, use that price as a basis to determine the Fair Value for the Investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If no, document the rationale for exclusion of the bid from direct consideration and proceed to 5. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

d.	If there are multiple bids:

i.	Do all bids provide equivalently reasonable and reliable Level 2 indications of Fair Value based on the criteria in 4.c.? If so, use the average of the bids as a basis to determine the Fair Value for the Investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If based on the criteria in 4.c., some bids are determined to be less reliable than others, they may be disregarded.

iii.	If multiple bids remain after disregarding less reasonable and reliable Level 2 indications, use the average as the Fair Value for the Investment.

iv.	If a single bid remains, use that price as a basis to determine the Fair Value for the Investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

v.	If none of the bids is a reasonable and reliable Level 2 indication of Fair Value, document the rationale for exclusion of the bid from direct consideration and proceed to 5. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

5.	Level 2 Inputs: Are there bids for any related securities of the issuer which could be used as a basis to determine the Fair Value of the Investment through a waterfall analysis?

a.	If no, proceed to 6.

9

b.	If yes, proceed to 4 evaluating bids for the related security or investment.

i.	If the bid provides a reasonable and reliable Level 2 indication of Fair Value, use this bid for a related security/investment as a basis to determine the Fair Value of the Investment. Consider the following factors: differences in liquidity, rights and preferences, control, side agreements and investor specific attributes. A waterfall analysis may be performed to infer the Fair Value of the Investment based on the value of the related security or investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If no, document the rationale for exclusion of the bid from direct consideration and proceed to 6. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

6.	Since the last determination of Fair Value, has the market moved more than a threshold percentage established by the Valuation Committee as based on a relevant index selected by IA Accounting and approved by the Valuation Committee?

a.	If no, proceed to 7.

b.	If yes, is the relevant index a good proxy for changes in the Fair Value of the Investment?

i.	If yes, adjust the Fair Value based on the relevant index and possibly a Beta on that index. Reasons for selection of the index, selection of Beta (even if one) or decision not to index should be documented. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If no, leave the Fair Value indication unchanged, documenting the reasons for not indexing and proceed to 7.

7.	Level 3 Inputs: Is there any new information which could serve as a Level 3 input as defined by ASC 820 to determine the Fair Value of the Investment? Data may include newly disclosed term sheets, recent investments in the issuer by third parties, historical revenue, historical EBITDA, projected revenue (s), or projected EBITDA(s).

a.	If no, proceed to 9.

b.	If yes,

10

i.	Is the information reliable? Use the following considerations to determine reliability of information:

»	The source of the information – which should be evaluated and documented;

»	Information published by issuer management and/or distributed to multiple parities will be deemed to be reliable, except when there are reasons to suspect management’s credibility. Reasons not to use the indications must be documented;

»	Information disclosed verbally by issuer management may be deemed to be reliable, unless there is reason to suspect otherwise and subject to evaluation of reasonableness below. Verbal communications should be documented and corroborated to the extent possible. Reasons not to use the indications must be documented;

»	Information published in media may be reliable subject to evaluation of reasonableness below. Additional considerations include evaluation of independence of the source including an assessment of potential reasons for bias or ulterior motives, assessment of reporter’s access to accurate and reliable sources, and historic track record of reliability. Reasons to use these data must be documented;

»	Information obtained from sophisticated industry experts and sophisticated financial market participants. These sources may include market makers, industry consultants and competitors, other owners of the Investment or related securities, and issuer directors. Data will be evaluated based on reasonableness and reliability below. Additional considerations may include evaluation of the independence of the source including an assessment of potential reasons for bias or ulterior motives, assessment of the source’s access to accurate and reliable information, and historic track record of reliability. Reasons to use these data must be documented; and

»	Information from sources other than issuer management, published media, and other sophisticated financial market participants will be presumed to be unreliable unless there is adequate reason to believe otherwise. The reasons to use these data must be documented.

ii.	Is the information reasonable? Use the following considerations to determine reasonableness of information:

11

»	Is the information consistent with other known facts about the issuer such as prior historic financial disclosures, prior projections, budgets or targets, and the issuer’s strategic plan?

»	Is the new information consistent with knowledge of industry conditions, competitors, economic conditions, and other factors external to the issuer?

»	Are accounting reports preliminary or final? Have the results been audited and if so by what firm? Was an unqualified opinion issued? Is the accounting consistent with GAAP? The historical reliability of unaudited financials should be documented to the extent possible.

»	Have supporting assumptions been disclosed and are they consistent with other known information about the issuer?

»	Have details been disclosed or are they known to exist as evidence of a robust analysis, or are only very high level projections?

»	The foregoing considerations must be documented.

iii.	If the data are reasonable and reliable, use the data to determine the Fair Value for the Investment as outlined in 8 below. As applicable, information analyzed in prior steps may be considered in determining Fair Value.

iv.	If the data are not reasonable and reliable Level 3 inputs, document the rationale for exclusion of the data from direct consideration and proceed to 9.

8.	Level 3 inputs will be used by IA Accounting to develop Value Determinations based on the application of the following methodologies, as appropriate.

»	Income Approach – Discounted Cash Flow Methodology

»	Income Approach – Capitalization of Earnings Methodology

»	Market Approach – Guideline Public Companies Methodology

»	Market Approach – Guideline Company Transactions Methodology

»	Adjusted Balance Sheet Approach – Liquidation Valuation, Asset Valuation

a.	The reasons why certain methodologies are selected should be documented by IA Accounting, along with the underlying analysis and support for all assumptions and determination of subjective Unobservable Inputs. There are two primary sources of Value Determinations based on Level 3 inputs: Value Determinations prepared by an independent third party (“Third Party Value Determinations”) and Value Determinations prepared internally by a Portfolio Manager or other personnel of the Investment Adviser, including IA Accounting (“Internal Value Determinations”). A list of factors which may be considered in Value Determinations is included as Appendix A.

12

i.	Third Party Value Determination – Third Party Value Determinations (i.e., Value Determinations prepared by an independent third party) generally are given priority over Internal Value Determinations due to the independence of the third party evaluator. However, in determining the use and frequency of Third Party Value Determinations, the Valuation Committee shall consider factors such as the cost of obtaining the Value Determination, the materiality of the position, the existence of special or private information and the knowledge and expertise of the third party evaluator. The rationale for utilizing a Third Party Value Determination should be documented by the Investment Adviser.

ii.	Internal Value Determination – Although Third Party Value Determinations are generally given priority over Internal Value Determinations, Internal Value Determinations may be considered in determining Fair Value. A Portfolio Manager or other personnel of the Investment Adviser, including IA Accounting, with sufficient knowledge and experience in valuations shall perform Internal Value Determinations. The rationale for utilizing an Internal Value Determination should be documented by the Investment Adviser.

b.	Valuation techniques used to measure Fair Value shall be applied consistently. However, a change in a valuation technique or its application (for example, a change in its weighting when multiple valuation techniques are used or a change in an adjustment applied to a valuation technique) is appropriate if the change results in a daily measurement of Fair Value that is equally or more representative of Fair Value in the circumstances. That might be the case if, for example, any of the following events take place:

»	New markets develop.

»	New information becomes available.

»	Information previously used is no longer available.

»	Valuation techniques improve.

»	Market conditions change.

»	Financial conditions of the issuer change.

13

c.	Valuation completed under this step must be documented by IA Accounting in accordance with the process prescribed in Appendix B.

9.	Has it been more than 90 days since the last determination of Fair Value included a determination made through any of steps 1 through 8 above?

a.	If yes, prepare detailed memorandum documenting the results of steps 1 through 8 to support the conclusion of no change in price.

b.	If no, maintain the previous Fair Value conclusion.

V.	Documentation and Review

All determinations of value made by IA Accounting, including the factors considered and the valuation methodology employed, will be fully documented by IA Accounting and retained as part of the Fund’s records.

The Valuation Committee, at its monthly and quarterly meetings, or more often as it deems necessary, shall review the reasonableness of all valuations based on information retained as part of the Fund’s records. In the event that a valuation is determined to be unreasonable, the Valuation Committee shall direct the Investment Adviser to revise the valuation and IA Accounting to execute any required adjustments. In addition, the Valuation Committee shall, as necessary, direct the Investment Adviser to revise valuation approaches and methodologies for future valuations based on any new information or changes in assumptions regarding the Investment, reliable market prices, actual trade prices or other information which is brought to the attention of the Valuation Committee.

Any Fair Value determinations made by IA Accounting will be documented by IA Accounting in writing.

VI.	Monitoring and Reporting

A.	Automated Monitoring Processes

IA Accounting uses several processes to monitor the valuations supplied by various sources. Exceptions are researched and elevated to the Valuation Committee in accordance with these procedures.

1.	Fair Value Tolerance Review: A report generated by IA Accounting as necessary compares an Investment’s current Fair Value to its most recently established Fair Value, and identifies Investments with changes greater than thresholds established by the Valuation Committee which vary according to (a) price range and (b) time period under review.

2.	Stale Fair Value Review: An exception report generated by IA Accounting identifies Investments, whose Fair Values have not changed for a period of thirty (30) calendar days. Investment Fair Values that are identified are researched by IA Accounting through internal and external data sources to ensure the validity of the price.

14

3.	Market Volatility Review: An exception report generated by IA Accounting identifies stock market movements in excess of thresholds established by the Valuation Committee (upward or downward) since the last change in the Fair Value of an Investment. Stock market movements will be measured by IA Accounting by an index selected by IA Accounting and approved by the Valuation Committee. IA Accounting will document the reasons for the selection.

4.	Stale NAV Review: Each day that the preliminary determination of the NAV of the Fund’s Shares is unchanged, IA Accounting will assess the reasonableness and reliability of that conclusion. Considerations regarding reasonableness and reliability may include stock market and economic news of the day, news regarding underlying holdings, or other factors. IA Accounting will document whether or not reevaluation of the Fair Values of certain individual underlying Investments may be warranted.

B.	Periodic Reports

IA Accounting will provide periodic reports and documentation to the Valuation Committee and the Board as follows:

1.	Fair Value Tolerance Review reports, Stale Fair Value Review exception reports, Market Volatility Review exception reports and Stale NAV Review reports are delivered to the Valuation Committee as generated.

2.	Quarterly reports are delivered to the Valuation Committee and the Board prior to the quarterly meetings of each of the foregoing. Such quarterly reports shall include all Fair Value determinations made by IA Accounting during the applicable quarter and a report outlining the factors considered and the methodology employed to determine each Investment’s Fair Value and other documentation containing the information supporting the determination; documentation regarding the functioning of the valuation process, and identification of issues and valuation problems that have arisen, if any, applicable to the respective period.

3.	Minutes of each Valuation Committee meeting held since the last Board meeting will delivered to the Board prior to each quarterly meeting thereof (or, more frequently as necessary).

15

C.	Review of Value Determinations

All valuation determinations are reviewed at a meeting of the Valuation Committee held monthly and in advance of the scheduled quarterly meeting of the full Board (or more frequently if necessary) to ensure consideration of factors outlined in Appendix A. On a quarterly basis (or more frequently if necessary), the Board will review and, if necessary, ratify or revise any Fair Value determinations made by IA Accounting in accordance with these Valuation Procedures. IA Accounting shall maintain records of the Fair Value of Investments supported by Value Determinations and document review procedures performed.

The ex-ante Fair Values indicated by Level 3 Value Determinations provided by IA Accounting will be reviewed by the Valuation Committee as necessary through comparison with ex-post Fair Values indicated by subsequent transactions in the Investment.

16

APPENDIX A
Value Determination Inputs

Many factors should be considered by IA Accounting in a Value Determination of an Investment. These factors should be evaluated by IA Accounting in the preparation of a report and a conclusion of value, as well as in the review by the Valuation Committee or the Board of Fair Value conclusions. The Valuation Committee should review the appropriateness of utilized and unutilized inputs for both Internal Value Determinations and Third Party Value Determinations.

A representative listing of some of the more common inputs are listed below. Important factors to consider:

Investment terms and history

»	The terms of the Investment
»	Data on recent transactions or offers to transact with respect to the Investment
»	Data on tender offers affecting the Investment
»	Historical pricing can be considered, but should not be deterministic
»	Dates of the pricing data should be evaluated for obsolescence

Common general valuation approaches

»	Income – Discounted Cash Flow, Capitalization of Earnings
»	Market – Guideline Public Companies, Guideline Company Transactions
»	Adjusted Balance Sheet – Liquidation Valuation, Asset Valuation

For fixed income valuations including loans, the following methodologies and factors should be considered:

»	Yield to maturity, yield to call, yield to worst, or other yield metric, as appropriate
»	Duration / Maturity
»	Comparison to similar yield metrics on guideline securities
»	Recent changes in interest rates and spreads.
»	Shadow rating based on leverage, coverage & other financial ratios.
»	Seniority, Investment type and collateral
»	Call or put features
»	For distressed debt, quantification of capital appreciation potential and principal risk

Other common valuation methodologies to be used by IA Accounting based on the facts and circumstances of each Investment, as determined by IA Accounting:

»	Enterprise value (EV) – EV/Revenue, EV/EBITDA, EV/EBIT (with appropriate discounts for the Fund’s ownership position and illiquidity of the Investment)
»	Waterfall – Fair Value of all issuer securities, relative to EV

17

»	Equity – DCF, Price / Earnings, Price / Book
»	Probability weighted expected return model including consideration of execution risks, the stage of a company’s development and return requirements
»	Options / Warrants – Black-Scholes, Binomial Model, Monte Carlo Model
»	Hybrid securities such as convertibles – Bifurcation of interests

Adjustments (premiums or discounts) to an indicated value may be needed, including:

»	Restrictions on the Investment
»	Current and prospective marketability and liquidity of the Investment, including consideration of protective put models and restricted stock studies.
»	Control (such as board representation) imparted to the owners of the Investment
»	Lack of control as an owner of a minority position

All of the factors above must be evaluated by IA Accounting in the context of the applicable issuer’s current financial condition and prospects. Issuer- and Investment-specific analysis may include:

»	Analysis of the EV of a subject issuer
»	Expected cash flow of a subject Investment
»	Financial condition and performance
»	Past and projected growth rates of revenues, EBITDA & cash flows
»	Budgets and forecasts, if available
»	Projected financial performance
»	Competition and entry barriers
»	Key customers / suppliers
»	Quality of management assessment
»	Dependence on key personnel
»	Regulatory, tax and labor issues
»	Non-operating fixed assets or cash
»	Other asset valuation adjustments – receivables, inventories, liabilities
»	Off balance sheet assets, such as intellectual properties
»	Off balance sheet liabilities, such as leases or legal contingencies
»	Data on merger proposals affecting the company
»	Special tax or legal / litigation issues

The issuer’s prospects should be evaluated by IA Accounting within the context of the industry and economic environment.

»	The economic environment and cyclicality
»	Industry environment and cyclicality
»	Market share of the issuer relative to competitors
»	Industry growth rates

18

These and many other factors as needed should be evaluated by IA Accounting in formulating and reviewing the proposed Fair Value of an Investment.

19

APPENDIX B

Value Determination Documentation Process

In the event that an Investment is unable to be valued by any Level 1 or Level 2 data in accordance with the pricing procedures set forth herein, the following procedures will be followed by IA Accounting in making a Value Determination:

1.	IA Accounting will maintain records supporting limitations on Level 1 and Level 2 data and prepare reports for the Valuation Committee and the Board described in Section VI of these Valuation Procedures.

2.	IA Accounting will advise the Valuation Committee if it believes it appropriate, based on the inability to price the Investment using Level 1 or Level 2 data, to value the Investment using a Value Determination until another pricing source is available or the Investment has been disposed.

3.	If IA Accounting believes it is appropriate to value the Investment using a Value Determination, such person must provide their valuation methodology (and any subsequent changes to such methodology) to the Valuation Committee in writing (which such methodologies will be included in the quarterly report to the Board).

4.	Both the written presentation and verbal discussion of IA Accounting’s conclusions to the Valuation Committee and the Board should include an evaluation of the Investment which relies on all relevant valuation metrics and which is taken in the context of the broader market for similar investments. In addition, the financial performance of the issuer should be evaluated, along with an assessment of the timeliness of historic data and projections. Value Determination conclusions should be fully supported by a relevant methodology or methodologies.

5.	IA Accounting will maintain written documentation of each Value Determination, including all applicable factors considered in the Value Determination and any supporting documentation. The Valuation Committee and the Board will also maintain minutes of each meeting where such Value Determinations are discussed.

6.	The Valuation Committee is responsible for evaluating whether or not relevant valuation parameters have been fully evaluated. The Valuation Committee may at its discretion ask for additional information and may suggest alternative valuation methodologies or techniques. IA Accounting will provide the requested information as soon as is practicable.

7.	IA Accounting must provide the Value Determination to Fund Accounting in time to be incorporated in the determination of the NAV. These values are subject to the documentation, review and price monitoring procedures described in Sections IV and V.

20

8.	In the event that the Valuation Committee’s requests pursuant to Item 6 above result in a delay beyond the scheduled reporting dates set forth in Section VI, IA Accounting should exercise conservatism in determining the appropriate valuation for that day, given that not all of the required inputs could be fully assessed in determining the valuation result.

9.	Once an appropriate Level 3 methodology has been selected for an Investment, IA Accounting shall apply it consistently in its daily assessment of such Investment until (a) the position is no longer held, (b) the Investment is valued using Level 1 or Level 2 inputs, or (c) the Valuation Committee has voted on and agreed that the method is no longer applicable and that the proposed alternative method is more relevant.

21